16003017

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FEB 18 2016

Washington DC 409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67265

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bear Creek Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 17th Street, Suite 970
(No. and Street)

Denver (City) Co (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Reddy 303-459-7330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 1000 (Address) Denver (City) Co (State) 80202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Roddy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bear Creek Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TROY J. STONEHOCKER
Notary Public
State of Colorado

Joseph Roddy
Signature

Managing Director
Title

Commission Expires: 05/02/2019
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Filed Seperately)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bear Creek Securities, LLC

(SEC I.D. No. 8-67265)

Statement of Financial Condition as of December 31, 2015, Independent Auditors' Report, and Supplemental Report on Internal Control Filed as PUBLIC Information Pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

RSM

Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Managing Member
Bear Creek Securities, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Bear Creek Securities, LLC (the Company) as of December 31, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bear Creek Securities, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Denver, Colorado
February 16, 2016

BEAR CREEK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS		
CASH AND CASH EQUIVALENTS	$	55,373
OTHER ASSETS		25,000
TOTAL	$	80,373
LIABILITIES		
PAYABLE TO CLEARING BROKER	$	1,604
TOTAL	$	1,604
COMMITMENTS AND CONTINGENCIES (Note 3)		
MEMBERS' EQUITY		
CONTRIBUTED CAPITAL	$	281,171
ACCUMULATED DEFICIT		(202,402)
TOTAL MEMBERS' EQUITY	$	78,769
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	80,373

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Bear Creek Securities, LLC (the "Company") is a Colorado limited liability company. The Company was incorporated on November 3, 2005, and commenced operations on July 28, 2006, as a broker-dealer of securities. The Company is registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB). The Company is a majority owned subsidiary of Bear Creek Holding Company, LLC. The Company is engaged in a single line of business as a securities broker dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment advisory.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of the customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clear broker-dealer carries all of the accounts of customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — The Company considers all highly liquid instruments with maturities of three months or less at time of purchase to be cash and cash equivalents. Cash and cash equivalents are stated at cost, which approximates market value. As of December 31, 2015 the Company had $5,202 held in money market accounts.

Security Transactions — Security transactions, trading profits and related commission revenue and expenses are accrued as of the transaction date. Trading profits consist primarily of the net profits between the sales price and the purchase price of individual securities. Commission revenue consists primarily of commissions received from clearing brokers in connection with transactions arranged for the benefit of introduced customers.

Placement Agent Income – Placement agent income transactions are accrued when all significant services by the Company have been performed.

Income Taxes — The Company has elected to be a partnership under the Internal Revenue Code. Instead of paying corporate income taxes, the ultimate members of the Company are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been recognized in this financial statement.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The tax benefit recognized as measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon the ultimate settlement with the relevant taxing authorities. Based on this analysis, the Company has determined that it has no incurred any liability

for unrecognized tax benefits as of December 31, 2015. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next 12 months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions; the nexus of income among various tax jurisdictions; compliance with U.S. federal, U.S. state, and foreign tax laws; and changes in administrative practices and precedents of relevant taxing authorities. The current and prior three tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. COMMITMENTS AND CONTINGENCIES

The Company utilizes an unaffiliated brokerage firm to provide securities clearing services. As part of these arrangements, the Company acts as an "introducing broker" and the unaffiliated brokerage firm acts as a "clearing broker." The clearing agreements require the Company to maintain a minimum deposit with the clearing broker. As a result of the securities clearing services, the Company has a payable to its clearing broker. The payable to the clearing broker is $1,604 at December 31, 2015. Generally, the payable is paid in the month following the activity. Pursuant to its agreements with its clearing brokers, the Company is liable for amounts uncollected from customers introduced by the Company. At December 31, 2015, there are no liabilities for amounts uncollected.

4. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $78,665, which was $73,665 in excess of its required net capital of $5,000.

5. CREDIT RISK

As a securities broker dealer, the Company is engaged in various securities and brokerage activities. The Company's transactions are collateralized and executed with and on behalf of customers. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations and/or impair the value of the collateral. This risk is mitigated once the clearing firm books the transaction to the customer's clearing account.

6. CONCENTRATION RISK

The Company has a shared services agreement with Bear Creek Holding Company, LLC, a related party. The Company's overhead costs could be directly impacted if the shared services agreement

with Bear Creek Holding Company, LLC expired or the financial condition of Bear Creek Holding Company, LLC deteriorated.

7. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

8. SUBSEQUENT EVENT

Management of the Company evaluated subsequent events through the date these financial statements were issued for potential recognition or disclosure. No items were noted.

* * * * * *